Exhibit 99.1

Operating and Financial Review and Prospects in Connection with the Unaudited Interim Consolidated Financial Statements for the Six Months Ended February 28, 2023 and 2022

Net income from continuing operations was US$2.0 million, up by 103.4% year-over-year.

Net loss from discontinued operations was US$414.9 million, up by 257.0% year-over-year.

Net loss attributable to shareholders of Meta Data Limited was US$412.9 million, increased by 146.1% compared to net loss of US$167.8 million in the first half of 2022.

On October 28, 2022, the Company, OneSmart Edu Inc. (“OneSmart BVI”), the Company’s wholly owned subsidiary, and Muckle Capital Investment Co., Ltd. (the “Purchaser”), entered into a certain share purchase agreement (the “Disposition SPA”). Pursuant to the Disposition SPA, the Purchaser agreed to purchase OneSmart BVI in exchange for cash consideration of $1.0 million (the “Purchase Price”). Upon the closing of the transaction contemplated by the Disposition SPA, the Purchaser will become the sole shareholder of OneSmart BVI and as a result, assume all assets and liabilities of all the subsidiaries and VIE entities owned or controlled by OneSmart BVI. The closing of the Disposition is subject to certain closing conditions including the payment of the Purchase Price, the receipt of a fairness opinion from Roma Appraisals Limited and the approval of the Company’s shareholders.

As of November 25, 2022, the Company completed the disposition after the satisfaction or waiver of all closing conditions.

	First Half,	First Half,	Change in	Change in
Key Financial Results (in Thousand/USD)	2023	2022	Amounts	Percentage
Revenue	13,018	-	13,018	100.0%
Gross profit	5,841	-	5,841	100.0%
Income (loss) from operations	4,922	(57,086)	62,008	108.6%
Net income (loss) from continuing operations	2,016	(58,833)	60,849	103.4%
Net loss from discontinued operations	(414,877)	(116,218)	298,659	257.0%
Net loss attributable to Meta Data Limited's shareholders	(412,861)	(167,778)	245,083	146.1%

Financial Results for the First Half Year Ended February 28, 2023

Revenue

Revenue increased by $13.0 million, 100.0%, to $13.0 million for the six months ended February 28, 2023 as compared to nil for the same period of last year. The Company generated $10.9 million revenue from artificial intelligent education (“AIE”), which consisted of three customers, and $2.1 million revenue from artificial intelligent universe IAAS (“AIU”), which consisted of two customers, for the first half of 2023. According to the “Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education” (“Double Reduction Policy”) issued by the General Office of the CPC Central Committee and the General Office of the State Council, the Company ceased the its after-school tutoring business (“Legacy Business”) since October 2021, and net revenue of $2.1 million generated from the Legacy Business was classified into the discontinued operations for the first half of 2022.

Cost of revenue

Cost of revenue increased by $7.2 million, 100.0%, to $7.2 million for the six months ended February 28, 2023, from nil for the same period of last year. The cost of revenue was related to costs incurred for generating revenue from AIE and AIU, which mainly included outsourced costs to a third party.

Gross profit

Gross profit increased by $5.8 million, 100.0%, to $5.8 million for the six months ended February 28, 2023, from nil for the same period of last years. The overall gross margin was 44.9% while gross margins for AIE and AIU businesses were 42.2% and 58.5%, respectively.

Selling and marketing expenses

Selling and marketing expenses were nil and nil for the six months ended February 28, 2023 and 2022, respectively.

General and administrative expenses decreased by $56.2 million, or 98.4%, to $0.9 million for the six months ended February 28, 2023 from $57.1 million for the same period of last year. The general and administrative expenses for the six months ended February 28, 2022 were mainly related to the cancellation of share-based compensation, no such cancellation of share-based compensation for the six months ended February 28, 2023.

Interest expense

Interest expenses increased by $1.2 million, or 66.5%, to $2.9 million for the six months ended February 28, 2023 from $1.7 million for the same period of last year. The increase was mainly attributed to the increase in loans from third parties.

Loss from disposal of subsidiaries

Loss from disposal of subsidiaries increased by $412.5 million, or 100.0%, to $412.5 million for the six months ended February 28, 2023 from nil for the same period of last year. Loss from disposal of subsidiaries was mainly attributed to the disposal of aforementioned Legacy Business.

Income (loss) from continuing and discontinued operations

As a result of factors described above, income from continuing operations was $2.0 million for the six months ended February 28, 2023, compared to loss from continuing operations of $58.8 million for the six months ended February 28, 2022.

Loss from discontinued operations was $414.9 million for the six months ended February 28, 2023, compared to loss from discontinued operations of $116.2 million for the six months ended February 28, 2022.

Net loss attributable to Meta Data

Net loss attributable to Meta Data was $412.9 million for the six months ended February 28, 2023, compared to $167.8 million for the same period of last year.

Financial Position

As of February 28, 2023, the Company had cash of $60.9 million from continuing operations.

As of February 28, 2023, the Company had loans payable to third parties of $6.5 million, current portion of long-term loans of $61.2 million and convertible senior notes of $35.0 million.

Cash Flow

Net cash provided by operating activities in the first half of 2023 was $3.5 million, as compared to net cash used of $41.3 million in operating activities in the first half of 2022.

Net cash provided by investing activities in the first half of 2023 was $1.0 million, as compared to net cash provided by $13.1 million in investing activities in the first half of 2022.

Net cash provided by financing activities in the first half of 2023 was $27.0 million, as compared to net cash provided by $22.0 million in financing activities in the first half of 2022.

Change of reporting currency

Starting from September 1, 2022, the Company changed its reporting currency from Renminbi to U.S. dollar since all of the Company’s revenue, expenses, assets, liabilities and shareholders’ equity are now denominated in U.S. dollar. The alignment of the reporting currency with the underlying operations will better illustrate the Company’s results of operations for each fiscal period. The Company has applied the change of reporting currency retrospectively to its historical results of operations and financial statements. All prior periods' comparative financial information has been recasted as if the Company always used $USD as its reporting currency.

Meta Data Limited

Unaudited Condensed Consolidated Balance Sheets

(Amounts in thousands)

	As of	As of
	February 28,	August 31,
	2023	2022
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS
Cash	$60,886	$29,382
Short-term investments	-	2,056
Current assets from discontinued operations	-	18,142
TOTAL CURRENT ASSETS	$60,886	$49,580
NON-CURRENT ASSETS
Right-of-use assets, net	29	-
TOTAL NON-CURRENT ASSETS	29	-

TOTAL ASSETS	$60,915	$49,580

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Interest payable	$11,210	$8,305
Accrued expenses and other current liabilities	638	2,054
Loans payable to third parties	6,500	4,500
Short-term loans	-	220
Long-term loans, current portion	61,240	61,240
Operating lease liabilities - current	17	-
Convertible senior notes	35,000	-
Current liabilities from discontinued operations	-	719,715
TOTAL CURRENT LIABILITIES	$114,605	$796,034

NON-CURRENT LIABILITIES
Operating lease liabilities - non-current	18	-
Convertible senior notes	-	35,000
TOTAL LIABILITIES	$114,623	$831,034

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Class A ordinary shares (US$0.000001 par value; 40 billion shares authorized as of August 31, 2022 and February 28, 2023; 14,611,659,561 issued and outstanding as of August 31, 2022 and 36,016,603,594 issued and outstanding as of February 28, 2023, respectively)	$36	$14
Additional paid-in capital	900,829	896,100
Statutory reserve	-	2,385
Accumulated deficits	(954,573)	(1,668,957)
Accumulated other comprehensive income	-	(7,220)
Total Meta Data Limited shareholders' equity	(53,708)	(777,678)
Non-controlling interests	-	(3,776)
Total shareholders' equity	(53,708)	(781,454)

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$60,915	$49,580

Meta Data Limited

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Income

(Amounts in thousands)

	For the six months ended February 28,
	2023	2022
	(Unaudited)	(Unaudited)
Revenues	13,018	-
Cost of revenues	(7,177)	-
Gross profit	5,841	-

Operating expenses
Selling and marketing expenses	-	-
General and administrative expenses	(919)	(57,086)
Total operating expenses	(919)	(57,086)

Income (loss) from operations	4,922	(57,086)

Other income
Interest income	1	1
Interest expense	(2,905)	(1,745)
Other expenses	(2)	(3)
Total other income, net	(2,906)	(1,747)

Income (loss) from continuing operations	2,016	(58,833)

Discontinued operations
Loss from disposal of subsidiaries	(412,513)	-
Loss from discontinued operations	(2,364)	(116,218)
Loss from discontinued operations	(414,877)	(116,218)

Net loss	(412,861)	(175,051)
Add: Net loss attributable to non-controlling interests	-	7,273
Net loss attributable to Meta Data Limited's shareholders	(412,861)	(167,778)

Loss per share
Basic	(0.01)	(0.05)
Diluted	(0.01)	(0.05)

Weighted average number of shares outstanding
Basic	35,898,081	3,717,015
Diluted	46,822,252	3,939,131

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